Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 2, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 12445
Health, Power, & Robo Tech Portfolio, Series 1
(the “Trust”)
CIK No. 2071676 File No. 333-289026

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the following disclosure in the first paragraph set forth in the “Objective” section, “Health companies include companies classified under the healthcare sector of the Global Industry Classification Standard (GICS(R)).” Consider, as you do for power companies and Robo Tech companies, describing the type of business activities that the health companies would be engaged in.

Response:In accordance with the Staff’s comment, the referenced disclosure will be revised as follows:

Health companies include companies classified under the healthcare sector of the Global Industry Classification Standard (GICS(R)) that are materially engaged or involved in providing health care equipment and services, developing and manufacturing pharmaceuticals and biotechnologies, and researching and developing life sciences innovations.

2.The Staff notes that definition of power companies and Robo Tech companies includes “companies materially engaged or involved” in certain business activities. Please specify how the Trust determines whether a company is materially engaged in a specific business activity with respect to power companies and Robo Tech companies.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the “Portfolio Selection Process” section:

In screening companies for inclusion in the portfolio, the Sponsor utilized publicly available information, including company reports, company disclosures, analyst coverage and industry knowledge to determine whether a company is materially engaged or involved in the business activities identified above.

Specifically, the Sponsor holistically looked at whether the company has: (1) disclosed publicly that its primary business is to provide products and services focused on, (2) disclosed that it expects sustainable long-term earnings potential driven by, or (3) committed material resources to initiatives involving the business activities set forth above for health, power or Robo Tech companies, respectively.

3.The Staff notes the following disclosure in the first paragraph set forth in the “Objective” section:

Robo Tech companies include companies classified under the information technology sector of the GICS and companies materially engaged or involved in the utilization or development of artificial intelligence or robotics.

Please revise the disclosure to clarify whether Robo Tech companies include companies classified under the information technology sector and also companies materially engaged or involved in the specified business activities, or whether Robo Tech companies include companies classified under the information technology sector that are also materially engaged or involved in the specified business activities.

Response:Robo Tech companies include companies classified under the information technology sector of the GICS and companies in other GICS sectors that are materially engaged or involved in the utilization or development of artificial intelligence or robotics. Robo Tech companies are not necessarily classified as information technology companies and there will be companies classified as Robo Tech companies from GICS sectors other than the information technology sector. As such, the Trust declines to revise the referenced disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension.

4.The Staff notes the disclosure in the second paragraph set forth in the “Objective” section. Please clarify whether the Trust’s concentration in the stocks of companies within the industrials sector is a result of the Trust’s investment in power companies. Please also consider whether the Trust’s investment in power companies would result in a concentration in the stocks of companies within the utilities sector. If so, please revise the referenced disclosure and update the risk factors disclose any principal risks to the Trust due to its concentration in utilities companies.

Response:The Trust confirms that its anticipated concentration in industrials companies is due to its investment in power companies, which include industrials companies engaged in the deployment of infrastructure that supports transportation or production of electricity. If, based on the Trust’s final portfolio, the Trust is concentrated in stocks of companies within either the industrials or utilities sector, the referenced disclosure will be revised as necessary and appropriate disclosure will be added to the Trust’s prospectus.

5.The Staff notes the following disclosure set forth in the “Portfolio Selection Process” section, “The final portfolio consists of ___ approximately equally weighted common stocks of health companies, power companies, and Robo Tech companies.” Please clarify whether the number included in the referenced disclosure is a predetermined number, or if it is updated to reflect the number of securities ultimately included in the final portfolio.

Response:The referenced disclosure has been deleted from the prospectus.

6.If there is an anticipated distribution of the portfolio among health companies, power companies, and Robo Tech companies (e.g., if the Trust expects to have equally weighted exposure of approximately 33% to each type of company), please disclose this such anticipated distribution.

Response:In accordance with the Staff’s comment, the following disclosure will be added to the “Portfolio Selection Process” section:

The final portfolio is approximately equally weighted among common stocks of health companies, power companies, and Robo Tech companies.

7.Please clarify whether the Sponsor uses a ranking system to select stocks for inclusion in the final portfolio.

Response:The Trust confirms that the Sponsor does not use a ranking system to select the final portfolio and points the Staff to the eighth paragraph set forth in the “Portfolio Selection Process” section, which includes the following disclosure explaining the Sponsor’s methodology for selecting the final portfolio:

…the Sponsor makes a final determination and selects the common stocks with the best prospects for above-average capital appreciation by identifying those that meet our investment objective, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.

Risk Factors

8.If the final portfolio will include growth and/or value companies based upon the factors emphasized by the Sponsor in the “Portfolio Selection Process” section, please include related principal risk disclosure.

Response:The Trust has considered the Staff’s comment and respectfully declines to add risk disclosure related to growth and value investing as growth and value are not factors in the selection of securities in the Trust’s portfolio.

9.Please consider updating the statement in the “Market Risk” disclosure that the Federal Reserve has recently lowered interest rates.

Response:The Trust has considered the Staff’s comment and respectfully declines to revise the disclosure as it believes the disclosure as currently stated is accurate and appropriate for investor comprehension. However, the Trust will continue to monitor developments in the Federal Reserve’s approach to interest rates moving forward, especially in light of the upcoming September Federal Open Market Committee meeting.

10.The Staff notes the following disclosure set forth in “Concentration Risk,” “The Trust is concentrated in stocks of companies within each of the health care, industrials and information technology sectors.” Please update the referenced disclosure to reflect the sectors in which the Trust is concentrated based on the final portfolio.

Response:In accordance with the Staff’s comment, the referenced disclosure will be updated based on the Trust’s final portfolio to reflect the sectors in which the Trust is concentrated.

11.If the Trust will be concentrated in the stocks of companies in the industrials sector due to its exposure to power companies, please consider updating the “Industrials” risk factor to address the specific risks associated with an investment in power companies.

Response:The Trust has considered the Staff’s comment and respectfully declines to revise the “Industrials” risk factor, as it believes the disclosure as currently presented addresses the risks of an investment in industrial companies and appropriate for investor comprehension. In addition, the Trust notes the inclusion of the risk factor entitled, “Electric Companies Risk,” which contains a discussion of the risks associated with the Trust’s investment in companies that are materially engaged or involved in the production, storage or transportation of electricity.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon